UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or persons filing (“Filers”):	HudBay Minerals Inc. Hudson Bay Mining and Smelting Co., Limited Hudson Bay Exploration and Development Company Limited HudBay Marketing & Sales Inc.

B.	(1) This is [check one]:

☒ an original filing for the Filers.
☐ an amended filing for the Filer.

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C. Identify the filing in conjunction with which this form is being filed:

	Name of registrants:	HudBay Minerals Inc. Hudson Bay Mining and Smelting Co., Limited Hudson Bay Exploration and Development Company Limited HudBay Marketing & Sales Inc.

	Form type:	Registration Statement on Form F-10

	File number (if known):	333-185723-02

	Filed by:	HudBay Minerals Inc. Hudson Bay Mining and Smelting Co., Limited Hudson Bay Exploration and Development Company Limited HudBay Marketing & Sales Inc.

	Date filed (if filed concurrently, so indicate):	December 28, 2012 (filed concurrently)

D.	The Filers are incorporated or organized under the laws of

Canada

and have their principal place of business at

25 York Street, Suite 800 Toronto, Ontario M5J 2V5, Canada Telephone: (416) 362-8181

E.	The Filers designate and appoint Corporation Service Company (the “Agent”), located at:

1180 Ave of the Americas, Suite 210 New York, NY 10036 Telephone: (212) 299-5600

as the agent of the Filers upon whom may be served any process, pleadings, subpoenas, or other papers in:

	(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filers or to which the Filers have been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filers on Form F-10 on December 28, 2012, as it may be amended from time to time, or any purchases or sales of any security in connection therewith. The Filers stipulate and agree that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filers stipulate and agree to appoint a successor agent for service of process and file an amended Form F-X if the Filers discharge the Agent or the Agent is unwilling or unable to accept service on behalf of the Filers at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act. The Filers further undertake to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filers undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10; and the transactions in such securities.

The Filers certify that they have duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, country of Canada, this 28th day of December, 2012.

HUDBAY MINERALS INC.

HUDSON BAY MINING AND SMELTING CO., LIMITED

HUDSON BAY EXPLORATION AND DEVELOPMENT COMPANY LIMITED

HUDBAY MARKETING & SALES INC.

By:	/s/ Patrick Donnelly
Name:	Patrick Donnelly
Title:	VP, Legal and Corporate Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.

CORPORATION SERVICE COMPANY as Agent for Service of Process for the Filers

By:	/s/ David W. Nickelsen
Name:	David W. Nickelsen
Title:	Assistant Vice President
Date:	December 28, 2012